May 30, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mara L. Ransom
Jennifer Lopez

Re:	Active Power, Inc.
Registration Statement on Form S-3
File No. 333-188242

Ladies and Gentlemen:

On behalf of Active Power, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated May 22, 2013 relating to the Company’s Registration Statement on Form S-3.

If you should have any questions or additional comments regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure

ACTIVE POWER, INC.
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED MAY 22, 2013

This Memorandum sets forth the response of Active Power, Inc. (the “Company”, “we”, “us”, or “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 22, 2013.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

Registration Statement on Form S-3 (the “Registration Statement”)

Prospectus Cover page

1.
As you appear to be relying on General Instruction I.B.6 to Form S-3 to register your transaction, please revise the prospectus cover page to provide the disclosure required by Instruction 7 to General Instruction I.B.6. If you are not relying on General Instruction I.B.6, please tell us on which transaction requirement under General Instruction I.B. you are relying and provide us with your analysis as to why you believe you are able to rely on that transaction requirement.

Response to Comment No. 1

The Company confirms for the Staff that based on the aggregate market value of its voting and non-voting common equity held by non-affiliates as of a date within 60 days prior to the date of filing of the Registration Statement, the Company is relying on General Instruction I.B.6.  The Company notes that it has no immediate plans to sell any securities once the Registration Statement is declared effective and, that as contemplated by Instruction 3 to General Instruction I.B.6, to the extent that the aggregate market value of the Company’s outstanding voting and non-voting common equity equals or exceeds $75 million subsequent to the effective date of the Registration Statement, then the Registration Statement shall be considered filed pursuant to General Instruction I.B.1.  Accordingly, depending on the market value of the Company’s voting and non-voting common equity prior to the time of sale, the Company will include the information required by Instruction 7 on the front cover of the prospectus supplement filed in connection with a future takedown of securities from the Registration Statement.

Risk Factors, page 6

2.
Refer to the introductory paragraph of this section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the introductory paragraph on page 10 of the Registration Statement.

Description of the Debt Securities, page 18

3.
We note your disclosure on page 19 that you may add guarantors, consistent with the terms of your indenture. Any guarantor you decide to add would be deemed an issuer of a security. In this regard, please advise us how any such guarantor would comply with Section 5 of the Securities Act. For guidance, please refer to Securities Act Release No. 33-7649 (March 2, 1999).

Response to Comment No. 3

The Company is familiar with the requirements to provide financial information for guarantors and that a guarantor could be deemed an issuer under the Securities Act.  Since the Company does not expect to issue debt securities from the Registration Statement that would require guarantors at the time of issuance of the debt securities from the Registration Statement, the Company has revised the disclosure on page 23 of the Registration Statement.

Information Incorporated by Reference, page 35

4.
Please include the Current Reports on Form 8-K filed on January 25, 2013 and February 19, 2013 and the Quarterly Report on Form 10-Q filed on May 3, 2013 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

Response to Comment No. 4

The Company has revised the Registration Statement to include the items referenced in the Staff’s comment.

Exhibit Index

5.
We note that you have listed the Statement of Eligibility of Trustee as Exhibits 25.1 and 25.2 together with a note indicating that you will file these exhibits by amendment to the registration statement or by a report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. Please note that you may not file the Form T-1 in a post-effective amendment to the registration statement or report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. You may, however, rely on Section 305(b)(2) of the Trust Indenture Act of 1939 and file the Form T-1 under electronic form type "305B2." Please confirm your understanding and revise your related footnote disclosure. For further guidance, please see Question 220.01 and 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website at www.sec.gov.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the footnote disclosure with respect to exhibits 25.1 and 25.2.

General Matters

In addition, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing ; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Active Power, Inc.

By: /s/ Steven R. Fife

Steven R. Fife

Chief Financial Officer

May 30, 2013